Mail Stop 3561

September 30, 2009

Martin E. Franklin, Chief Executive Officer
Jarden Corporation
555 Theodore Fremd Avenue
Rye, New York 10580

> **Re:** **Jarden Corporation**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed February 23, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2009**
> **Form 10-Q for the Period Ended June 30, 2009**
> **Filed July 28, 2009**
> **File No. 1-13665**

Dear Mr. Franklin:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

General

1. You state on page eight that you have customers in the Middle East. You disclose on pages two, three, five, 14, 15, and elsewhere that you operate in Latin America. The

Middle East and Latin America are regional references that can be understood to encompass Iran, Syria, Sudan, and Cuba. We also note that the drawdown menu in the "For Suppliers" section of your website includes Sudan in the list of countries from which potential suppliers may contact you. In addition, we are aware of a notice dated June 30, 2006 issued by the Department of Treasury's Office of Foreign Assets Control ("OFAC") regarding a civil penalty against your subsidiary, Jarden Zinc Products, Inc., for alleged exports to Sudan without OFAC authorization. Iran, Syria, Sudan, and Cuba are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria, Sudan, and Cuba.

Please describe to us the nature and extent of any past, current, and anticipated operations in, or other contacts with, Iran, Syria, Sudan, and Cuba, whether through subsidiaries, distributors, affiliated or third-party sellers, retailers, or other direct or indirect arrangements. Your response should describe any products, materials, components, equipment, technology, or services you have provided to Iran, Syria, Sudan, and Cuba, directly or indirectly, and discuss any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan, and Cuba, or entities controlled by those governments.

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 38

2. In future filings, please thoroughly expand this section, and the similar section in your quarterly report on Form 10-Q for the period ended June 30, 2009, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

- In the second paragraphs of the subsections entitled, "Overview," on page 38 of your annual report and on page 23 of your quarterly report, you state that you seek to grow your business by continuing your tradition of product innovation, new product introductions, and providing your consumers with the "experience and value" they associate with your "strong brand portfolio." Also, you state that you plan to "leverage and expand [your] domestic and international distribution channels, increase brand awareness through co-branding and cross-selling initiatives and pursue strategic acquisitions, all while driving margin improvement." Please explain in greater detail your plans to grow through product innovation, new product introductions, and the continued experience and value of your brand portfolio. Further, please explain how you will leverage and expand your distribution channels, co-brand and cross-sell to increase brand awareness, find and integrate strategic acquisitions, and drive margin improvement.

- In this regard, we note the discussion in your annual report's subsection entitled, "Business Strategy," beginning on page 14. In this subsection, you disclose certain actions you plan to take to "increase profitability, cash flow and revenue while enhancing [y]our position as a leading manufacturer, marketer and distributor of branded consumer products used in and around the home and 'home away from home,'" such as penetrating existing distribution channels, introducing new products, expanding internationally, pursuing strategic acquisitions, and focusing on operating margin improvements. In your Management's Discussion and Analysis of Financial Condition and Results of Operations section, please describe in greater detail the manner in which you will implement these actions and how they will impact you in future periods. For example, you state that you will further penetrate existing distribution channels by providing "quality products," fulfilling logistical requirements and volume demands "efficiently and consistently," providing "comprehensive product support from design to after-market customer service," "cross-sell[ing]" your brands across "various business segments" to your "extensive combined customer bases," and leveraging your international "distribution channels." Please discuss your plans for taking each of these steps.

- Please discuss the reasons that you did not have any acquisitions in 2008 and completed only two tuck-in acquisitions that "were not significant" through the first six months of 2009 and describe how this development impacted you and will impact you in future periods given your history of growth from acquisitions and your stated desire to pursue strategic acquisitions going forward.

- On page 42 of your annual report, you state that in 2008 your net interest expense increased by $29.0 million "principally due to higher levels of outstanding debt," and on page 18 of your annual report, you state that you have a "significant" amount of debt that imposes such "constraints and requirements" on your operations and financial performance that it is a material risk to you. Please discuss how your debt will impact you in future periods, including the constraints and requirements it causes, and the steps you are taking, if any, to deal with the debt and its consequences.

- Throughout this section, in both your annual and quarterly reports, you cite the "declines in domestic and international sales resulting from overall economic weakness" as a reason for negative performance indicators. Please discuss the economic downturn in greater detail, including how it will impact you in future periods and the steps you are taking in response to the downturn.

3. Throughout the results of operations subsections in your annual and quarterly reports, you discuss the changes in operation and cash flow amounts between the periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Again, please address the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

    *   You state that the differences in the results from operations for 2008 versus 2007 and 2007 versus 2006 are primarily due to the K2 and Pure Fishing acquisitions. However, it is unclear how these acquisitions could affect two separate period-to-period comparisons. For example, you state that the net sales in your Outdoor Solutions segment increased from 2007 to 2008 by $782 million due to the inclusion of the K2 and Pure Fishing businesses, and you state that the net sales of your Outdoor Solutions segment increased $798 million from 2006 to 2007 as a result of the K2 and Pure fishing acquisitions. For example, if the acquisitions occurred in 2007, it would appear to be unclear how you can state that any net sales increase in 2008, as compared to 2007, could be due to the acquisitions because you presumably would have included the sales of the acquired businesses in your 2007 calculations. Please revise or advise.

    *   We note that, regarding your comparisons for net sales, you break down your results by segment and disclose how each segment's net sales contributed to your overall consolidated net sales. However, we note also that you do not make a similar break down by segment regarding the other results you discuss. For each result you discuss, please disclose how each segment contributed to the overall result or tell us why it is not appropriate for you to do so.

    *   In the last paragraph on page 40 of your annual report, you state that net sales in your Consumer Solutions segment declined $56.3 million from 2007 to 2008 primarily due to weakness in domestic sales as a result of overall economic downturn, but this decrease was offset by increased demand and improved pricing internationally, and in Latin America especially. Please identify the reason or reasons underlying the increased demand and improved pricing internationally, including Latin America, and quantify the effect of the decrease in domestic sales and the increase in international sales on the overall change in net sales from 2007 to 2008.

    *   In the second-to-last paragraph on page 24 of your quarterly report, you state that the net sales decrease in your Consumer Solutions segment in the three months

ended June 30, 2009 as compared to the same period in the prior year was offset by an increase in domestic demand, particularly in the demand for products in the personal care and wellness category. Also, you state that the net sales in the Branded Consumables segment increased in the three months ended June 30, 2009 as compared to the same period in 2008 mainly due to improved sales of Ball and Kerr fresh preserving products, but this increase was offset by continued weakness at retailer, primarily a weakness at domestic home improvement retailers. Please discuss the underlying reasons for the increase in demand for personal care and wellness products, the improved sales of Ball and Kerr, and the weakness of domestic home improvement retailers and quantify the effect of each reason on the overall period-to-period changes.

Form 10-Q for the Period Ended June 30, 2009

Exhibits 31.1 and 31.2

4. Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. For example, you have omitted the parenthetical in paragraph 4.d). Please confirm that, in future filings, you will revise your 302 certifications to use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

5. We note your discussion under the heading, "Executive Compensation Philosophy and Objectives," in which you state that your "guiding principal" in establishing executive compensation "is to assure that [your] compensation and benefits policies attract and retain the key employees necessary to support [your] growth and success, both operationally and strategically and to motivate [your] executives to achieve short- and long-term goals with the ultimate objective of creating sustainable improvements in stockholder value." In future filings, please provide greater detail about how you determine the amount of each compensation element to pay, your policies for allocating between long-term and currently paid out compensation, your policies for allocating between cash and non-cash compensation, and your policies for allocating among different forms of non-cash compensation. See Items 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Further, in this regard, please discuss of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors with material information to understand your compensation policies and decisions regarding the named executive officers.

Use of Outside Consultants, page 19

6. We note your statement in the first paragraph of this subsection that you "may ask that management participate in these engagements" with outside compensation and benefits consulting firms. In future filings, please clarify whether your chief executive officer met with representatives of Towers Perrin regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Towers Perrin works, if any.

7. Also, in future filings, please describe in greater detail the nature and scope of Towers Perrin's assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties. See Items 407(e)(3)(ii) and (iii) of Regulation S-K.

8. We note your statement in the second paragraph on page 20 that Martin Franklin, Ian Ashken, and James Lillie have voluntarily agreed to be paid 7.5% less than their contractual base salaries in 2009 and that your "other executive officers," including Richard Sansone and John Capps, have voluntarily agreed to accept a 5.0% decrease in their base salary rate in 2009. In future filings, please discuss the reasons for these decreases in base salaries and whether other areas of these executive officers' compensation will be increased to make up for the decreases in base salaries.

9. In this regard, we note your statement in the last sentence of the second paragraph on page 20 that you believe that the terms of the employment agreements with your executive officers are "still reasonable and appropriate." In future filings, please disclose why you believe the terms of these employment agreements are still reasonable and appropriate.

Cash Compensation, page 20

10. In the third-to-last paragraph of this subsection, you state that in 2008 you did not meet the objective performance goal of $2.84 as-adjusted earnings per share for your named executive officers' to receive their annual incentive bonuses. However, in the second-to-last paragraph of this subsection you state that in your "sole discretion" you approved discretionary performance-based bonuses for each of your named executive officers. You approved these bonuses based on the officers' outstanding leadership during a period of unprecedented volatility and uncertainty, their handling of the bankruptcy of your lender and administrative agent, and their strategic actions during the recessionary macroeconomic environment. In future filings, please discuss in greater detail how you determined that each executive officer's performance in 2008 warranted a discretionary incentive bonus based on the criteria you established and in light of the fact that you did not achieve your objective corporate performance goal. For example, please discuss Mr. Franklin's actions in demonstrating outstanding leadership, handling the bankruptcy of your lender and administrative agent, and

taking strategic action during the recession such that he earned a $1,499,688 incentive bonus for 2008.

Equity-Based Compensation, page 21

11. In the discussion of your equity-based compensation, you indicate that these incentives are awarded based on your subjective review of each executive officer's scope of responsibility, ability to affect profits, stockholder value, and a subjective review of the officer's historic and recent performance. It seems that these performance-based cash incentives and discretionary cash bonuses are based on a subjective evaluation of each executive's contributions, but it is unclear whether they are triggered by obtaining certain objective financial results or whether it is a completely subjective determination. If certain financial results are quantified, in future filings, please specify those results necessary to trigger any equity-based compensation. See Item 402 (b)(2)(v) of Regulation S-K. If they are not quantified, please discuss in greater detail the manner in which you subjectively evaluated each executive's contributions before awarding the equity-based compensation.

12. In this regard, in future filings, please discuss why you granted stock options in 2008 to Richard Sansone and John Capps but did not grant equity-based compensation to any of your other executive officers, why you granted the amount of options you did to Messrs. Sansone and Capps, and the terms of the options you granted to these officers. Also, please explain the reason that your Summary Compensation Table states that you awarded Messrs. Sansone and Capps 52,083 options, but your Grants of Plan-Based Awards table and your Outstanding Equity Awards at Fiscal Year End table indicate that these officers were awarded 50,000 options.

13. We note your disclosure in the last paragraph of this subsection that it has been your practice, but not a firm policy, to grant stock-based awards to management on an annual basis. In future filings, please clarify whether you have formalized any procedures regarding grants of stock options.

Certain Relationships and Related Transactions, page 42

14. In future filings, please disclose whether the terms in the transactions and agreements with related parties you disclose were comparable to terms you could have obtained in similar transactions with unaffiliated third parties.

Review, Approval or Ratification of Transactions with Related Persons, page 43

15. We note your disclosure that your board and audit committee adopted written policies and procedures relating to approval or ratification of interested transactions with related parties. We note also that, under these policies and procedures, your audit committee reviews the material facts of all interested transactions that require your

approval and either approves or disapproves of the entry into the interested transactions, subject to certain exceptions, by taking into account whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related person's interest in the transaction, and "other factors it deems appropriate." In future filings, please revise your disclosure to describe these policies so that you discuss specifically the manner in which the audit committee reviews, approves, or disapproves of the related party transactions, the "certain exceptions" to the audit committee's review, approval, or disapproval of related party transactions, and the other factors the audit committee deems appropriate to review in a related party transaction. See Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

* * * * *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director